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April 3, 2020

Securities and Exchange Commission
Judiciary Plaza
100 F Street, NE
Washington, D.C. 20549
Attention: Anu Dubey, Division of Investment Management

Re:	Duff & Phelps Select MLP and Midstream Energy Fund Inc.

Dear Ms. Dubey:

Thank you for your telephonic comments on April 2, 2020, regarding the above-referenced fund’s (the “Fund”) Preliminary Schedule 14A (the “Proxy Statement”). Below, we describe the changes made to the Proxy Statement in response to the Staff’s comments and provide any responses to such comments, as requested. The changes are reflected in a redlined proxy statement being filed with this letter.

Comment 1.	Please include the proxy card in a subsequent preliminary filing for the Staff’s review.

Response 1.	The proxy card is included in today’s filing.

Comment 2.	The following comments all relate to the Fund’s anticipated liquidation:

Comment 2a.	Please confirm that the Fund will confirm the collectability of all receivables and will include in its calculation of liquidation expenses anything the Fund believes will not be collected.

Response 2a.	So confirmed.

Comment 2b.	Please advise whether the Codification Topic 450 and Financial Accounting Standards Board FAS5 will be used in accounting for the liquidation (i.e., to make sure the Fund has set aside sufficient assets to cover its liabilities).

Response 2b.	Yes, they will be used in accounting for the liquidation once the Plan of Liquidation is implemented after shareholder approval is obtained.

Comment 2c.	Please confirm that the Fund will stay current on all filing obligations until its liquidation and dissolution is complete.

Response 2c.	So confirmed.

Comment 2d.	Please confirm that the Fund will use reasonable efforts to find all shareholders entitled to receive liquidating distributions.

Response 2d.	So confirmed.

Comment 3.	In each instance in which the Proxy Statement includes the statement, “In order to mitigate the risk that a further downturn will result in the Fund being no longer viable at a time when it is legally prevented from distributing its remaining assets to shareholders, the Board found that it was advisable and in the best interests of shareholders to propose that shareholders approve liquidating and dissolving the Fund,” please clarify why the Fund would be legally prevented from distributing its assets to shareholders.

Securities distributed by VP Distributors, LLC

Response 3.	We have added the following statement before each such instance: “Because Maryland law and the Fund’s charter require that the dissolution of the Fund be approved by the Fund’s shareholders, the Fund is not legally permitted to execute the Plan of Liquidation until such approval is obtained, and it will not be able to calculate or pay liquidating distributions until it has wound down in accordance with the terms of the Plan of Liquidation.”

Comment 4.	In the Background section for Proposal 1, please disclose the Fund’s NAV and market price per share as of a recent date, state that updated prices are available on the Fund’s website, and provide the website address.

Response 4.	We have added the requested disclosure.

Comment 5.	In the Required Vote section for Proposal 2, please add disclosure to explain what a plurality vote means.

Response 5.	We have added the requested disclosure.

Comment 6.	In the Background section for Proposal 1, please disclose the Fund’s NAV and market price per share as of a recent date, state that updated prices are available on the Fund’s website, and provide the website address.

Response 6.	We have added the requested disclosure.

Comment 7.	Please add the number of shares outstanding as of the Record Date to the Proxy Statement.

Response 7.	We have added the number of shares outstanding to the section previously titled, “Principal Shareholders” and changed the name of that section to “Shares Outstanding and Principal Shareholders.”

If you would like to discuss this response in further detail or if you have any questions or additional comments, please feel free to contact me at (860) 263-4790. Thank you.

Best regards,

/s/ Jennifer Fromm

Jennifer Fromm

Vice President, Chief Legal Officer and Secretary

Duff & Phelps Select MLP and Midstream Energy Fund Inc.

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